FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            KINETICS PORTFOLIOS TRUST
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of White Plains and the state of New York on the 28th day of April, 2000.

                                   Signature KINETICS PORTFOLIOS TRUST
                                             -------------------------
                                             (Name of Registrant)


                                   By: /S/ STEVE SAMSON
                                           Steve Samson
                                           (Name of director, trustee or officer
                                           signing on behalf of Registrant)


                                   PRESIDENT AND CHAIRMAN
                                   ----------------------
                                    (Title)



Attest:  /S/ MURRAY STAHL
          Murray Stahl

       TRUSTEE
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       (Title)